China Marketing Media Holdings, Inc.
RMA 901

KunTai International Mansion

No. 12 Chaowai Street

Beijing, 100020, China

December 29, 2008

By EDGAR Transmission

Robert W. Errett, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:

China Marketing Media Holdings, Inc.
Amendment No. 6 to Form 10
Filed October 10, 2008
Form 10-K for fiscal year ended December 31, 2007
Filed April 18, 2008
Form 10-Q for quarter ended June 30, 2008
File No. 0-51806

We hereby submit the responses of China Marketing Media Holdings, Inc. (“CMKM” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 29, 2008, providing the Staff’s comments with respect to the above referenced registration statement on Form 10 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Table of Contents

1.

In your “Table of Contents,” the pages you reference do not correspond to the correct page number where the disclosure is located. For example “Item 8. Legal Proceedings” starts on page 29 not page 28. Please review your filing and revise your “Table of Contents” so that each section in the table of contents lists the correct page number where the section is located the filing.

Company Response: We have revised the “Table of Contents” to ensure that each section in the table of contents lists the correct page number where the section is located in the filing.

Item 1. Description of Business, page 1 Our Background, page I

2.

We note that you have removed the last sentence in your second paragraph on page two which states “...and Top Worth Assets has represented to us that China Marketing Media, Inc. will be changing its name to a name that is not similar with our name in the near future.” Please disclose if China Marketing Media, Inc. has changed its name and if so, the new name of China Marketing Media, Inc. If China Marketing Media, Inc. has determined not to change its name, please discuss why and any ramifications this may have upon your business.

Company Response:  Although Top Worth Assets represented to us that China Marketing Media, Inc. will change its name to one that is not similar with our name, there is no SEC filing of China Marketing Media, Inc. indicating that it has done so.  Because we currently cannot reach China Marketing Media, Inc. without unreasonable efforts, we are not aware of its decision on whether they will change its name eventually.  However, since we conduct daily business operations in China through our Chinese operating subsidiaries which have very different names from China Marketing Media, Inc., we haven’t seen and do not expect to receive any material adverse impact on our business if China Marketing Media, Inc. has determined not to change its name.

Item 7 Certain Relationship and Related Transactions and Director Independence, Page 28

3.

We note that you have removed from your discussion the following statement: “[p]rior to becoming a public reporting company, we loaned to our directors, Yingsheng Li, Xiaofeng Ding and Dongsheng Ren. The loans are unsecured, and non-interest bearing. The loans were paid off by the end of March 2007.” Please advise why you have removed this statement from your disclosure or, in the alternative, revise your Form 10 to include it.

Company Response:  We have revised our Form 10 to include the disclosures regarding the loans from the Company to our directors, Yingsheng Li, Xiaofeng Ding and Dongsheng Ren that were paid off by the end of March 2007.

Note 3 Summary of Significant Accounting Policies

Goodwill on acquisition of subsidiaries, page F-26

4.

Please disclose your goodwill impairment policy.  Please summarize on a supplemental basis the results of your most recent goodwill impairment analysis. Please ensure you provide the “as of” date in which your impairment was performed.

Company Response:  We have disclosed our goodwill impairment policy as well as a summary of the results of our most recent goodwill impairment analysis under subheadings “Intangible Assets” and “Goodwill on acquisition of subsidiaries” in our financial statements for the nine months period ended September 30, 2008 and 2007 and for the fiscal years ended December 31, 2007 and 2006 which both were included in the Amendment No. 7 to Form 10.

Note 6 Investment Deposit- purchase of a target company, page F30

5.

We note the payment of a deposit in the amount of RMB 40 million to acquire 100% of the operating rights in Shanghai Longcom Telecom Co. Ltd. This transaction appears to be a material probable or consummated acquisition of a business. If so, please note the requirements of Rule 3-05 of Regulation S-X regarding probable acquisitions and Item 2.01 of Form 8-K regarding consummated acquisitions of a business. If you do not believe the acquisition constitutes a business or is significant, please ensure your response addresses in detail the basis for your conclusion. We may have further substantive comment.

Company Response:  As we disclosed in the Current Report on Form 8-K, filed on December 17, 2008, our wholly owned subsidiary, Shenzhen New Media Consulting Co., Ltd. (“Shenzhen New Media”) entered into a Termination Agreement (the “Termination Agreement”), dated December 12, 2008, with Shanghai Longcom Telecom Co., Ltd. (Shanghai Longcom”) to terminate the Operating and Management Agreement, dated December 13, 2007, by and between Shenzhen New Media and Shanghai Longcom (the “Operating and Management Agreement”).  Under the Operating and Management Agreement, among other things, Shenzhen New Media paid RMB 40 million (approximately $5.88 million) as a deposit for the potential acquisition of Shanghai Longcom (the “Deposit”).

Pursuant to the Termination Agreement, the parties agreed to terminate the Operating and Management Agreement effective immediately and as a result, neither Shenzhen New Media (or its affiliates, directors, officers, employees, agents or other representatives) nor Shanghai Longcom (or its affiliates, directors, officers, employees, agents or other representatives) will have any liability or obligation to each other under the Operating and Management Agreement, including, without limitation, the acquisition of Shanghai Longcom by Shenzhen New Media. In addition, under the Termination Agreement, Shanghai Longcom agreed to return to Shenzhen New Media the Deposit together with any accrued interest within 10 business days after the execution of the Termination Agreement. Finally, each of the parties agreed to release the other party from any present and future claims and liabilities relating to or arising from the Operating and Management Agreement.

Because we have never closed the acquisition of Shanghai Longcom and we terminated the Operating and Management Agreement on December 12, 2008, we don’t think that we are required to file an 8-K to include an Item 2.01 disclosure about a consummated acquisitions of a business and the audited financial statements of a business acquired or to be acquired.

Form 10-K for the period ended December 31, 2007 filed April 18, 2008

Item 8A(T). Controls and Procedures, page 23

Internal Controls Over Financial Reporting, page 23

6.

Please identify the framework your management is using to evaluate the effectiveness of your internal control over financial reporting. Please refer to Item 308T(a)(2) of Regulation S-B.

Company Response:  We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  We will ensure that in our future applicable SEC filings we will identify the framework that our management will use to evaluate the effectiveness of our internal control over financial reporting .

7.

At the top of page 24 you identify the steps you are taking to correct certain “material weaknesses” that were identified on the prior page. However, in the third full paragraph on page 24 you state that “[o]ur management is not aware of any material weaknesses in our internal control over financial reporting...” In light of the fact that you have identified material weaknesses in your internal control over financial reporting please remove your statement that “[o]ur management is not aware of any material weaknesses in our internal control over financial reporting...”

Company Response:  Per the Staff’s comments, we have revised our disclosure regarding our internal controls over financial reporting by removing the statement that “[o]ur management is not aware of any material weakness in our internal control over financial reporting.”

8.

Please provide management’s assessment of the effectiveness of the registrant’s internal controls over financial reporting as of December 31, 2007, including a statement as to whether your internal controls over financial reporting are effective. This discussion appears to be limited to an identification of the weaknesses and deficiencies associated with your disclosure controls and procedures and internal controls and the steps you are taking to remedy them but you have not provided management’s effectiveness determination. Refer to Item 308T(a)(3) of Regulation S-B.

Company Response:  Based on the evaluation conducted by our Chief Executive Officer, Mr. Yingsheng Li and our former Chief Financial Officer, Ms. Yifang Fu, our management determined that our internal controls over financial reporting as of December 31, 2007 were not effective.  We will ensure that our future applicable SEC filings will provide management’s assessment of the effectiveness of the Company’s internal controls over financial reporting for the applicable periods.

Item 12. Certain Relationships and Related Transactions, and Director Independence, page 29

Certain Relationships and Related Transactions, page 29

9.

With regard to the loans the company made to certain directors of the company, please provide all the information regarding the transactions required pursuant to Item 404(a) of Regulation S-K or advise why this item does not apply to you.

Company Response:  Pursuant to Item 404(a) of Regulation S-K, in our Amendment No. 7 to Form 10, we have provided the following information regarding the loans that the Company made to our certain directors under Item 7 Certain Relationships and Related Transactions, and Director Independence:

“Prior to becoming a public reporting company, we loaned to our directors, Yingsheng Li, Xiaofeng Ding and Dongsheng Ren in an aggregate amount of $2,819,292.  The loans were unsecured and non-interest bearing.  The loans were paid off by the end of March 2007.”

10.

In the second paragraph under “Certain Relationships and Related Transactions” you state that “[o]ur Chief Executive Officer, Yingsheng Li, and other members of our executive team are also executive officers and/or directors of CMO.” Please identify, by name, the other members of the executive team who are also executive officers and/or directors of CMO.

Company Response:  In our Amendment No. 7 to Form 10, we have identified that our director, Mr. Xiangfeng Ding, is also an executive officer and director of CMO.

Form 10-Q for period ending June 30, 2008 filed September 29, 2008

11.

The certification required by Exchange Act Rule 13a-14(a) that you filed as an exhibit to your Form 10-Q for the period ending June 30, 2008 continues to vary from the exact language of Item 601(b)(31) of Regulation S-K. For example, you continue to include “Certification of Principal Executive Officer and Principal Financial Officer” as the title to the document when this is not set forth in the form. Also, please ensure that any changes you make to paragraphs four and five are consistent with the guidance we have given relating to certifications being provided by one officer who serves as the sole certifying officer. See Sarbanes-Oxley Act of 2002 — Frequently Asked Questions located at our web-site under the Division of Corporation Finance’s Compliance and Disclosure Interpretations.

Company Response:  Our quarterly report on Form 10-Q for the period ended September 30, 2008 has addressed the Staff’s comment.  In our future filings, we will also make sure that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K will be presented in our certifications required by Exchange Act Rule 13a-14(a).

12.

We note your indication that, other than as described above, there were no changes in your internal control over financial reporting identified in connection with the evaluation performed during the periods covered by this report.  Rather than state that there were no changes other than those described above, please state that there were changes that materially affected your internal control over financial reporting and refer readers to the discussion of those changes.

Company Response:  In our quarterly report on Form 10-Q for the period ended September 30, 2008, we have addressed the Staff’s comment by making the following disclosure:

Changes in Internal Control Over Financial Reporting.

During the fiscal quarter ended September 30, 2008, as described above, we have taken or are taking certain remediation measures that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Marketing Media Holdings, Inc.

By: /s/Yingsheng Li
Yingsheng Li
Chief Executive Officer